Mailing Address:
Anthony W. Basch	P.O. Box 27828
804 / 771-5725	Richmond, VA 23261
awbasch@kaufcan.com
804 / 771-5700	Three James Center, 12th Floor
fax: 804 / 771-5777	1051 East Cary Street
Richmond, VA 23219

November 12, 2008

By EDGAR and U.S. Mail

Anne Nguyen Parker, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd,

Amendment No. 1 to Registration Statement on Form S-1

File No: 333-152964

Dear Ms. Parker:

On behalf of Recon Technology, Ltd. and in response to the comments set forth in your letter dated September 8, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Recon-CI acknowledges the comment.

2.	We note that, as indicated by footnotes 3 and 5 to the registration fee table, you are attempting to register the resale of the ordinary shares underlying the Placement Agent’s warrants that are being registered. Please be advised that we allow the

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaugmanandcanoles.com

Anne Nguyen Parker, Esq.

November 12, 2008

registration for resale of underlying securities only if the overlying securities are currently outstanding. Because the warrants are not yet outstanding, you cannot register the resale of the underlying ordinary shares at this time. Please note, however, that where securities exercisable within one year are issued in a registered offering, the offering of the underlying securities is deemed to commence simultaneously with the offering of the overlying securities. As such, you will need to register the issuance of the ordinary shares underlying the warrants to the Placement Agent. Please revise the fee table and all other related disclosure in the filing accordingly.

Recon-CI acknowledges the comment and has revised the registration statement to revise the fee table.

3.	We note your disclosure at page ii that the terms “we,” “our company,” “our” and “Recon” include reference, unless the context otherwise requires, to Beijing BHD Petroleum Technology Co., Ltd., Nanjing Recon Technology Co., Ltd. and Jining ENI Energy Technology Co., Ltd. (the “Domestic Companies.”) It would appear that your use of such terms to reference companies that are not your subsidiaries may be confusing to investors and therefore inappropriate in certain places in your filing. For example, in the risk factor “As a technology-oriented business, our ability to operate profitably.…” at page 2, you state that the Chinese government has granted “us” three copyrights on “our” software and six patents on “our” products. It is not clear whether such rights have been granted to the registrant or its subsidiaries, or to the Domestic Companies. Please distinguish in this section and throughout your filing disclosure that relates to (i) the registrant and its subsidiaries, and (ii) the Domestic Companies.

Recon-CI acknowledges the comment and has revised the registration statement to clarify the use of the terms throughout the registration statement.

4.	In order to expedite our review of your next amendment, please fill in blanks, such as those related to the number of securities to be offered pursuant to the prospectus, and the beneficial ownership of your shares. As another example, in the next amendment, please disclose on the cover page of the preliminary prospectus an offering price or, if you intend to rely on Rule 430A, a bona fide price range of the offered securities.

Recon-CI acknowledges the comment and has revised the registration statement to fill in blanks that are currently determinable. In particular, Recon-CI has included a bona fide range of offering price. Recon-CI has not, however, disclosed the number of shares to be offered for sale, as the number will depend on the exact offering price of the ordinary shares. Instead, the minimum and maximum aggregate offering prices are provided. Remaining blanks either refer to the number of shares to be offered in the offering or require the offering price or number of shares offered for calculation.

Anne Nguyen Parker, Esq.

November 12, 2008

5.	Please revise the page numbers in your filing, as the pages are not numbered consistently.

Recon-CI acknowledges the comment and has revised the registration statement accordingly.

6.	If the anticipated filing of the amended registration statement falls after 45 days but before 90 days of the end of the Company’s fiscal year, please follow the guidance provided by Rule 8-08 in determining whether updated audited financial statements are required. Should the Company conclude that updated audited financial statements are not required, please explain how criteria (2) of Rule 8-08(b) has been met.

Recon-CI acknowledges the comment and has included updated audited financial statements with this filing.

7.	Please file as exhibits to your filing all material contracts. For example, please file your agreement with your placement agent, your agreements with your major customers, your employment agreements with your executive officers, the lock-up agreements and the agreements by which related parties have made loan payments on your behalf.

Recon-CI acknowledges the comment and has filed or will file prior to effectiveness translations or summary translations of all material contracts.

8.	You state on the cover page of the prospectus that you have applied for approval for quotation on the NASDAQ Capital Market. In light of this, please explain your references on pages 60 and 63 to the New York Stock Exchange.

Recon-CI acknowledges the comment and has revised the filing to refer to the NASDAQ Capital Market.

Anne Nguyen Parker, Esq.

November 12, 2008

Prospectus Summary page 2

Our Company, page 2

9.	Please define the acronym “SCADA” the first time it is used.

The term “SCADA” is an acronym for “Supervisory Control and Data Acquisition”. In the initial filing, the term was defined in the Prospectus Summary to refer to Recon-CI’s proprietary industrial computerized process control system for monitoring, managing and controlling petroleum extraction. Recon-CI has replaced the term “SCADA” with “RSCADA” to refer to Recon-CI’s proprietary SCADA system.

Our Corporate Structure, page 2

10.	Please disclose in this section the reason for your corporate structure, as described in Note 1 to your financial statements.

Recon-CI acknowledges the comment and has revised the registration statement to disclose the reasons for Recon-CI’s corporate structure. The new paragraph reads as follows:

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in petroleum businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. To protect our shareholders from possible future foreign ownership restrictions, Mr. Yin, Mr. Li and Mr. Chen reorganized our company, entered into agreements with Recon-JN and caused Recon-JN and each of the Domestic Companies to enter into a series of agreements that give our company (by virtue of its sole ownership of Recon-HK and Recon-HK’s sole ownership of Recon-JN) effective control over each of the Domestic Companies.

11.	Disclose in this section that your three major shareholders, Mr. Yin Shenping, Mr. Li Hongqi and Mr. Chen Guangqiang, are also officers and directors of your company and disclose their positions. In this regard, please clarify in the risk factor on page 6 entitled “The principal shareholders of the Domestic Companies have potential conflicts of interest with us, which may adversely affect our business” whether or not these three persons are also principal shareholders in you as well as in the Domestic Companies.

Recon-CI acknowledges the comment and has revised the registration statement to state that Mr. Yin, Mr. Li and Mr. Chen are both major shareholders and officers and directors in Recon-CI. The new first paragraph of the section reads as follows:

We operate our business in China through the Domestic Companies, which are PRC limited liability companies controlled by the same three PRC residents, Mr. Yin Shenping, Mr. Li Hongqi and Mr. Chen Guangqiang. Mr. Yin, Mr. Li and Mr. Chen are also significant shareholders in and directors of our company, and they serve, respectively, as our Chief Executive Officer, Chief Marketing Officer and Chief Technology Officer.

Anne Nguyen Parker, Esq.

November 12, 2008

The first paragraph of the risk factor entitled “The principal shareholders of the Domestic Companies have potential conflicts of interest with us, which may adversely affect our business” has been revised to read as follows:

Yin Shenping, our Chief Executive Officer, Chen Guangqiang, our Chief Technology Officer, Li Hongqi, our Chief Marketing Officer, are significant shareholders in our company. They are also the principal shareholders of each of the Domestic Companies and collectively control the Domestic Companies. Conflicts of interests between their duties to our company and the respective Domestic Companies may arise. For example, Mr. Yin, Mr. Chen and Mr. Li could cause a Domestic Company to fail to take actions required for our business or to fail to pay dividends to Recon-JN despite its contractual obligation to do so if making such payment would harm the Domestic Company.

Risk Factors, page 2

12.	Please delete any language that serves to mitigate or qualify the risk that you are highlighting. For example, please revise the statement that begins with the phrase “although.…” in the risk factor captioned “Our software products may contain integration challenges.…” at page 3, and the statement that begins “As we believe that there are a number of widely available middleware programs available…” in the risk factor captioned “As a technology-oriented business, our ability to operate properly.…” at page 2.

Recon-CI acknowledges the comment and has revised the registration statement to remove language in the Risk Factors that appears to mitigate or qualify the stated risk.

13.	Because they appear to present similar risks, please combine the risk factors set forth under the following headings:

•	“If we are unable to adequately protect our rights to our intellectual property…,” at page 2, with “As a technology-oriented business, our ability to operate profitably…,” at page 2; and

•

“PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain…,” at page 5, with “If the PRC government determines that the contractual arrangements…,” at page 5.

Recon-CI acknowledges the comment and has revised the registration statement accordingly. Elements from the risk factor “If we are unable to adequately protect our rights to our intellectual property…,” have been incorporated into the risk factor “As a technology-oriented business, our ability to operate profitably…” Elements from the risk factor “If the PRC

Anne Nguyen Parker, Esq.

November 12, 2008

government determines that the contractual arrangements…,” have been incorporated into the risk factor “PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain…”

14.	Please add a risk factor regarding the high seasonality of your revenue stream, as discussed on page 35, or tell us why such a risk factor is not needed.

Recon-CI acknowledges the comment and has revised the registration statement to discuss risks associated with such seasonality. As discussed in the registration statement, Recon-CI’s revenues are seasonal because Recon-CI relies on payments from a very limited number of large customers. For this reason, Recon-CI has added discussion about seasonality to the risk factor entitled “Our revenues are highly dependent on a very limited number of customers, which subjects our business to high seasonality.”

15.	Please add a risk factor regarding your and your customers’ dependence on third party software, as discussed on page 42, or tell us why such a risk factor is not needed.

Recon-CI included the requested risk factor in the first filing of its registration statement, under the heading “As a technology-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.” Recon-CI believes that the availability of third-party middleware is one element of its ability to develop its proprietary technology and thus should be discussed in that risk factor. Consistent with Comment 12 above, the paragraph regarding third-party middleware has been revised to remove any language mitigating this risk and now reads as follows:

We develop our software products on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship certain of our products while we seek to implement technology offered by alternative sources. While it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that they will be able to do so on commercially reasonable terms or at all.

16.	You state at page 42 that your standard software license agreements contain an infringement indemnity clause under which you agree to indemnify your customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by your products. Please add related risk factor disclosure, or tell us why such a risk factor is not needed.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and has revised the risk factor titled “As a technology-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.” to discuss Recon-CI’s infringement indemnification obligations:

In the future, we may receive notices claiming that we are infringing the proprietary rights of third parties. While we believe that we do not infringe and have not infringed upon the rights of others, we cannot guarantee that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current programs or future software developments. Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by our products.

Risks Related to Our Corporate Structure, page 5

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain…, page 5

17.	We note your disclosure that you, Recon Technology Co., Limited and Recon Technology (Jining) Co., Ltd. (“Recon-JN”) are subject to PRC law limitations on foreign ownership of domestic companies. Please expand your risk factor to describe such limitations.

Recon-CI acknowledges the comment and has revised the registration statement to address such PRC legal limitations. The second paragraph of that risk factor now reads as follows:

Recon-CI, Recon-HK and Recon-JN are considered foreign persons or foreign invested enterprises under PRC law. As a result, Recon-CI, Recon-HK and Recon-JN are subject to PRC law limitations on foreign ownership of domestic companies. Although the primary business of the Domestic Companies falls within a category in which foreign investment is currently encouraged, the uncertainty of PRC regulations and governmental policies affecting foreign ownership may result in Recon-CI being required to hold (or, conversely, being prohibited from holding), directly or indirectly, a given percentage of the Domestic Companies’ equity interests. Our contractual arrangements with the Domestic Companies and their shareholders, which allow us to substantially control the Domestic Companies through Recon-JN, are governed by Chinese law. We cannot assure you, however, that we will be able to enforce these contracts.

Anne Nguyen Parker, Esq.

November 12, 2008

Our contractual arrangements with the Domestic Companies may result in adverse tax consequences to us…, page 6

18.	We note your disclosure that the PRC tax authorities could request that you adjust your taxable income upward for PRC tax purposes. To the extent known, or readily determinable, please quantify the extent of such potential upward adjustment.

Recon-CI acknowledges the comment and has revised the registration statement to state that Recon-CI’s taxable income could be adjusted upward in the event the PRC tax authorities so request, but that such adjustment is within the discretion of the tax authorities:

If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-JN, so we cannot predict the effect of such action on our company.

The principal shareholders of the Domestic Companies have potential conflicts of interest…, page 6

19.	We note your reference to potential conflicts of interest for your officers. Please expand your disclosure to provide examples of material potential conflicts.

Recon-CI acknowledges the comment and has revised the registration statement by including the following material potential conflict.

For example, Mr. Yin, Mr. Chen and Mr. Li could cause a Domestic Company to fail to take actions required for our business or to fail to pay dividends to Recon-JN despite its contractual obligation to do so if making such payment would harm the Domestic Company.

Risks Related to Doing Business in China, page 7

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, page 8

20.	We note your disclosure that restrictions on foreign currency exchange could affect Recon-JN’s ability to obtain foreign exchange through debt or equity financing. If applicable, please disclose how such restrictions could limit the use of funds to be raised in this offering.

Recon-CI acknowledges the comment but has not made any change to the registration statement, as none of the proceeds from this offering are currently devoted to international expenditures. Although Recon-CI may expand internationally in the future, it does not have any present plans to do so. As such, the risk factor is relevant to Recon-CI’s operations and is thus included in the registration statement, but will not limit the use of funds from this offering.

Anne Nguyen Parker, Esq.

November 12, 2008

Recent PRC regulations relating to the establishment of offshore special purpose vehicles…, page 8

21.	Please tailor this risk to your company. For example, it appears that references to your “parent company” or your “PRC subsidiaries” do not reflect your organizational structure.

Recon-CI acknowledges the comment and has revised the registration statement accordingly to remove references to Recon-CI’s “parent company.” References to “PRC subsidiaries” remain, as Recon-JN and Recon-HK are Recon-CI’s PRC subsidiaries.

If our financial condition deteriorates, we may be delisted by the NASDAQ Capital Market…, page 11

22.	Given the uncertainty related to whether your listing application will be accepted, please remove any suggestion in your filing that you will be listed on the NASDAQ. For example, it appears to be more accurate to make reference instead to your application to list on NASDAQ. In addition, please update this risk factor caption to reflect the risk that your listing application may not be approved.

Recon-CI acknowledges the comment and has revised the registration statement to clarify that it is not listed on the NASDAQ Capital Market. The risk factor now refers both to whether Recon-CI’s listing application will be accepted and whether Recon-CI will be able to maintain its listing once listed. Because Recon-CI and the placement agent will not request effectiveness for the offering unless Recon-CI is notified that its application to list on the NASDAQ Capital Market will be approved, both parties believe the statement “Upon completion of this offering, we expect our ordinary shares to trade on the NASDAQ Capital Market.” is accurate and this registration statement retains this wording.

23.	We note your disclosure that you have relied on an exemption to the blue sky registration requirements afforded to “covered securities” and that failure to meet the NASDAQ listing standards would require you to register the offering in each state in which you plan to sell shares. Please revise your disclosure to clarify when you have relied on the covered securities exemption, and which offering you would otherwise need to register. If you intend to rely on the covered securities exemption in connection with this offering, please advise how you would do so, given that you do not anticipate meeting the NASDAQ listing requirements until after you have completed this offering.

Anne Nguyen Parker, Esq.

November 12, 2008

As noted above in response to Comment 22, Recon-CI and the placement agent do not intend to complete the offering until Recon-CI is notified that its application for listing on the NASDAQ Capital Market will be approved. As such, Recon-CI relies on Section 18(a)(1)(B) of the Securities Act of 1933, which preempts state securities registration of any security that “will be a covered security upon completion of the transaction”. If the application for listing on the NASDAQ Capital Market is not approved and Recon-CI and the placement agent determine to proceed to close, then the offering will need to be registered in each state in which securities are to be sold.

Risks Associated With This Offering, page 10

We have not determined a specific use for a significant portion of the proceeds from this offering…, page 13

24.	You state that you have not determined a specific use for a significant portion of the proceeds from the offering. This does not appear to be consistent with the disclosure regarding use of proceeds that you will provide at page 18. Please advise.

Recon-CI acknowledges the comment and has revised the registration statement to add line in the “Use of Proceeds” table for “General Working Capital.”

Our Corporate Structure, page 15

Corporate History, page 15

25.	We note your disclosure regarding the opinion of Jingtian & Gongcheng. Please file as an exhibit to your filing the consent of such firm to such disclosure in your filing.

Recon-CI acknowledges the comment and has filed the consent as an exhibit to this filing.

Contractual Arrangements with Domestic Companies and their Shareholders, page 17

26.	Your discussion of the Exclusive Purchase Agreement states that the agreement “…provides that Recon-JN will be entitled to require the Domestic Company’s shares from its current shareholders upon certain terms and conditions.” Please clarify whether you intended to use the word acquire rather than require in this sentence; and disclose the terms and conditions under which such shares would be conveyed (e.g. the call option price should be specified, along with the manner by which it was determined and a description of any contingencies that could terminate or render the option inoperable).

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and has revised the registration statement to change the word “require” to “acquire”. Recon-CI has revised the description in the registration statement to state that the purchase price will be determined at the time of exercise by negotiation but will be the lowest price permitted at such time under Chinese law.

27.	Please expand your disclosure about the Exclusive Technology Consultation Service Agreement to indicate the frequency of the periodic payments to Recon-JN, and to describe any restrictions or limitations on upstream payments of these profits from Recon-JN to Recon-CI.

Recon-CI acknowledges the comment and has revised the registration statement to explain that payments are to be made on a quarterly basis, with any over- or underpayment to be reconciled once each Domestic Company’s annual net profits are determined at its fiscal year end. Although the Exclusive Technology Consultation Service Agreement does not restrict or limit any upstream payments of these profits from Recon-JN to Recon-CI, any such payment would need to comply with Chinese law. Accordingly, Recon-CI has revised the registration statement to refer to discuss such Chinese law limitations.

28.	Please describe in this section the material terms of the powers of attorney executed by certain shareholders of the Domestic Companies.

Recon-CI acknowledges the comment and has revised the registration statement to insert the following paragraph following the description of the Exclusive Technology Consultation Service Agreement:

Powers of Attorney. Each of Mr. Yin, Mr. Li and Mr. Chen has executed an irrevocable power of attorney to authorize Recon-JN to exercise any and all shareholder rights associated with his ownership in each of the Domestic Companies, including the right to attend shareholders’ meetings, the right to execute shareholders’ resolutions, the right to sell, assign, transfer or pledge any or all of the equity interest in each Domestic Company, and the right to vote such equity interest for any and all matters.

Dividend Policy, page 19

29.	Please disclose in this section, as you disclosed on pages 33-34, that your ability to pay dividends is dependent upon dividends and other distributions paid, and that Chinese legal restrictions permit payment of dividends to you by your Chinese subsidiary only out of its accumulated net profit if any, determined in accordance with Chinese accounting standards and regulations.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and has revised the registration statement to add the following paragraph in the “Dividend Policy” section:

Because we are a holding company with no operations of our own and all of our operations are conducted through our Chinese subsidiary, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid. In addition, Chinese legal restrictions permit payment of dividends to us by our Chinese subsidiary only out of its accumulated net profit, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiary is required to set aside a portion (at least 10%) of its after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our subsidiaries’ registered capital. These funds may be distributed to shareholders at the time of its wind up. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Relevant Industry-Wide Factors, page 29

30.	You state that the PRC has recently made changes to its central government structure, and that your management “sees this move as a signal that the PRC government may encourage traditional excavation businesses of non-renewable resources to focus more heavily on automatic systems and economic equipment.” Please expand your disclosure to describe the relevant changes to the PRC central government structure, and to provide support for management’s belief that such changes provide such a signal from the PRC government.

Recon-CI acknowledges the comment and states that the PRC government’s move in this regard to favor modernization and automation is more of an ideological shift for which primarily anecdotal evidence is available and less a restructuring of the government itself. Accordingly, Recon-CI has revised the registration statement to remove the statement.

Results of Operations, page 30

31.	We note that your discussions on changes in revenues for both the year ended June 30, 2007 vs. the year ended June 30, 2006, and the nine month period ended March 31, 2008 vs. the nine month period ended March 31, 2007, do not describe or quantify the specific drivers underlying the fluctuations between periods necessary to provide an understanding of the reasons for material increases. The analysis is limited to a statement indicating that the increase in revenues was generally attributable to your “growing relationships” and “business engagements” with CNPC and Sinopec.

Anne Nguyen Parker, Esq.

November 12, 2008

Although you describe various principal products and services in the Overview section on page 25, we see no discussion about the composition of sales relative to these components, or any specific information about volumes or prices. We also note that you identify various factors that affect your operations and the industry on pages 26, 27, and 29. However, we see no discussion under this heading of any factors associated with these items showing any correlation with the changes in revenues or costs.

In order to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, and FRC §§501.12.b.3 and 12.b.4, please expand your discussion to include the specific reasons and factors contributing to these material changes in revenues. If attributing changes to specific items, disaggregate amounts in each period and quantify their separate impacts.

Recon-CI acknowledges the comment and has expanded its discussion of factors resulting in changes in revenues for the company. In particular, the revised description discusses the effect of China’s new attention to automation and safety in oil fields, Recon-CI’s ability to tailor its solutions to the needs of its two large customers and other factors on the company’s revenues. In addition, the revised registration statement discusses the percentage of sales for Recon-CI.

32.	We note that in your discussion of changes in revenue for the nine month period ended March 31, 2008 vs. the nine month period ended March 31, 2007, you state that all of your revenue in the first quarter of 2008 was from unrelated parties. Tell us the extent to which revenues in the cumulative interim period, including the second and third quarter of 2008, were from related parties, and explain why these amounts are not presented separately on the face of your financial statements, or disclosed with the related party information in Note 12 on page F-17, per Rule 4-08(k) of Regulation S-X.

Recon-CI acknowledges the comment and has expanded the presentation in the Statement of Operations and in Note 13 Related Party Transactions to comply with Rule 4-08(k) of Regulation S-X. There were no related party sales in the period ended June 30, 2008.

Nine Month Period Ended March 31, 2008 Compared to Nine Month Period Ended March 31, 2007, page 30

33.	We note your disclosure that you believe “that the contracts will be fulfilled” and that your clients have never failed “to finalize and fulfill contracts with you. Please expand your disclosure to describe your intended meaning with respect to the terms “finalize” and “fulfill” in this context.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment. The intended meaning was that all such contracts have traditionally been fully performed in accordance with their terms. Due to revisions in other sections of the registrations statement, however, the statement has been removed.

34.	You state that your cost of revenues increased largely due to rising prices of raw materials. Please specify what types of raw materials you require in your business.

Recon-CI acknowledges the comment and has revised the description of raw material needs to clarify that Recon-CI requires steel and chemicals to manufacture its products. The new cost of revenues section reads as follows:

Cost of Revenue. Cost of our revenues includes wages, materials, handling charges, and other expenses associated with manufactured products and service provided to customers; the cost of purchased raw materials such as steel products and chemical materials. We expect cost of revenue to grow as our revenues grow. It is possible that we could incur development costs with little revenue recognition, but based upon our past history, we expect our revenues to grow.

Year Ended June 30, 2007 Compared to Year Ended June 30, 2006, page 31

35.	We note your disclosure that your increase in total revenues in this period resulted directly “from [your] growing relationships with CNPC and Sinopec.” Please expand your disclosure to describe the practical effect of such growing relationships. For example, if such growing relationships have led to increased use of your products by these companies, or to higher prices for use of such products, please so state.

Recon-CI acknowledges the comment and has expanded its disclosure of the effect of such growing relationships with CNPC and Sinopec. The new disclosure reads as follows:

This increase resulted directly from our growing relationships with CNPC and Sinopec. Specifically, the Chinese government has attached great importance to the safety problems that exist in the Chinese energy industry by implementing numerous new projects and initiatives designed to increase safety and security in the Chinese energy industry. This replacement project is a Chinese reform project designed to eliminate hidden security dangers and develop key projects for saving energy and materials. As a result of the new policies, the Chinese government has increased spending to replace equipment with potential safety problems. As such, we have experienced increased sales and a greater demand for our maintenance services, which has increased our revenue. Additionally, as we have provided

Anne Nguyen Parker, Esq.

November 12, 2008

services to CNPC and Sinopec and our relationships have grown, they have chosen to continue to use our solutions. During the year ended June 30, 2008, substantially all of our revenues were generated through our business engagements with the two largest Chinese oil companies. These significant engagements made it possible for us to improve our service quality, products’ popularity and adaptability for a very limited number of customers. Further, this long-term cooperation provides us more preferences for collecting receivables on time.

Results of Operations, page 32

36.	Your discussion of income tax expense indicates that Nanjin Recon receives a reduced income tax rate of 15% as well as a 50% exemption from income tax for the years 2005 through 2007 based on its location and certification by the PRC tax authorities as a High Technology Enterprise. Please include disclosure that is responsive to the guidance in Item 303(a)(3)(ii) and Instruction 3 to paragraph 303(a) of Regulation S-K, and FRC §50l.12.b.3, clarifying your expectations about the periods over which you may continue to receive the reduced income tax rate, the magnitude of reasonably possible future changes in this preferential treatment, and the reasonably possible impact these changes may have on future results of operations.

Recon-CI acknowledges the comment and has revised the Results of Operations section to clarify that Recon-CI must continue to be eligible in order to receive the favorable tax treatment and that Recon-CI cannot predict whether it will continue to meet such eligibility. Recon-CI has further revised the registration statement to clarify discuss the effect on it if it were to lose the preferential treatment. In particular, Recon-CI has added the following paragraph to its disclosure.

Any failure to remain eligible and qualified for these favorable tax treatments would likely have a materially adverse effect on our company and would subject us to taxes significantly greater than we currently pay. For example, loss of the reduced EIT rate would raise our taxable rate to 25% and loss of the VAT refund would effectively increase our effective VAT rate by 14%.

Liquidity and Capital Resources, pages 33—35

37.	Please expand your discussion to identify the significant drivers underlying the movements in cash flows and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows in order to comply with Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to paragraph 303(a) of Regulation S-K, and FRC §§501.13.b.3.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and has revised the discussion to identify the short term note that matures on October 10, 2009 as a primary driver of the company’s cash flows:

Cash and Cash Equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits and highly liquid short-term debt investments with stated maturities of no more than three months. At June 30, 2008, we had cash and cash equivalents in the amount of ¥9,034,560. The main driver of our cash flow is the proceeds of a short term note with a maturity date of October 10, 2009. We have invested the funds in stocks and bonds. To the extent we are unable to recover our investment or renew the note at its maturity date, our cash flow will be negatively affected. Our management believes that the revenues expected to be generated from operations along with the proceeds of this offering will be sufficient to finance our operations for the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk, page 35

38.	We note your statement that you use U.S. dollars as your reporting currency, and your related disclosure regarding your foreign exchange risk. However, it appears that you do not use U.S. dollars as your reporting currency. Please advise or revise.

Recon-CI acknowledges the comment and has revised the “Foreign Exchange Risk” section to clarify that its reporting currency is the Chinese RMB. The first paragraph of that section now reads as follows:

Foreign Exchange Risk. Virtually all of our revenues and costs are denominated in RMB and substantially all of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in U.S. dollars in our financial statements will decline. Although the conversion of the RMB is highly regulated in China, the value of the RMB against the value of the U.S. dollar or any other currency nonetheless may fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the RMB could appreciate or depreciate against the U.S. dollar. We do not use derivative instruments to reduce our exposure to foreign currency risk.

Anne Nguyen Parker, Esq.

November 12, 2008

Business, page 38

39.	If material, please disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Recon-CI acknowledges the comment and has revised the registration statement to disclose that it spent an estimated ¥1,120,000 and ¥1,450,000 on research and development activities in 2007 and 2008, respectively. The costs of such activities are not borne directly by customers.

40.	Please provide independent support for your statement at page 38 that you are a “leading provider” of computer software and hardware solutions to companies in the petroleum mining and extraction industry and for your statement at page 40 that you are “one of the leading Chinese companies in the field.”

Recon-CI believes that it is a leading provider of computer software and hardware solutions for Chinese companies in the petroleum mining and extraction industry by virtue of supplying the CNPC and Sinopec, two of China’s massive three state-owned petrochemical companies. Notwithstanding this belief, as statistics regarding Recon-CI’s market share are not readily available, Recon-CI has revised the registration statement to remove the statement that Recon-CI is a leading company in the industry.

Our Strengths, page 40

41.	We note your disclosure that as a Chinese company you can operate your business on a much more cost effective basis. Please explain why your status as a Chinese company enables you to do so. Explain who your competitors are in this context.

Recon-CI acknowledges the comment and has revised the registration statement to explain that it believes its status as a Chinese company allows it to have lower labor, development, manufacturing and rent costs than it would incur if it also maintained operations abroad. The paragraph now reads as follows:

•

Ability to leverage China’s cost structure. As a Chinese company, we believe we can operate our business more cost effectively because all of our employees, operations and assets are located in China, resulting in lower labor, development, manufacturing and rent costs than we believe we would incur if we also maintained operations abroad. We expect these costs savings will be reflected in lower costs to our customers for comparable products.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI has revised the registration statement to discuss its primary foreign competition in the risk factor entitled “We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services” and the section entitled “Our Business – Competition.” As the foregoing strength has been revised to focus solely on Recon-CI, discussion of international competitors has not been incorporated into this strength.

Proprietary Rights, page 42

42.	We note your disclosure at page 42 that you may be more vulnerable to patent claims since you do not have any issued patents that you can assert defensively against a patent infringement claim. This does not appear to be consistent with your disclosure at page 2 that the Chinese government has issued six patents to you. Please advise.

Recon-CI acknowledges the comment and has removed the statement. The statement was made in the context of Recon-CI’s software solutions, which are not patented. Recon-CI has patents for some of its products but not its software, which have only copyright protection.

43.	We note your disclosure at pages 43 through 44 of your filing regarding the regulation of software products, the regulation of intellectual property rights, and the regulations on foreign exchange. In each case, please clarify how such regulations affect your company and your business.

Recon-CI acknowledges the comment and has added in discussion in each of those sections as follows:

Regulation on Software Products

Although our company’s current software products were registered in 2008, there can be no guarantee that the registration will be renewed in 2013 or that our future products will be registered.

Regulation of Intellectual Property Rights

Copyright. We have two copyrights for our software programs.

Trademark. No change made; the section currently includes an explanation of the importance of Chinese trademark regulations on Recon-CI: “We have registered a number of our product names with the Trademark Office.”

Anne Nguyen Parker, Esq.

November 12, 2008

Regulations on Foreign Exchange

Foreign Currency Exchange. Payments to Recon-CI, a Cayman Islands company, will need to comply with these regulations on conversion of RMB and payment of amounts outside China.

Dividend Distribution. These regulations apply to any dividends payable from Recon-JN to Recon-HK and Recon-CI.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions. No change made; the section currently includes the following explanation of the impact of these regulations on Recon-CI:

In accordance with the October 2005 notice, on August 6, 2007, our PRC shareholders previously filed appropriate registration materials with their local SAFE offices.

As a Cayman Islands company and, therefore, a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents, such PRC residents will be subject to the registration procedures described in the notices. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the lack of implementing rules and other uncertainties concerning how the SAFE notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future strategy. For example, our present or prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with SAFE registration requirements by such PRC residents, over whom we have no control. Although each of our shareholders has made the requisite filings, we have no control over the outcome of such registration procedures. Such uncertainties may adversely affect our business and prospects.

Management, page 46

44.	Please disclose the principal business of each of NRT and the Vigers Group. In addition, please provide information regarding the business experience of each officer and director for the past five years, without gaps. See Item 401(e) of Regulation S-K. For example, there appear to be gaps in the disclosure provided regarding the business experience of Nelson N.S. Wong and Liao Xiaorong.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and has revised the registration statement to clarify that NRT, one of the Domestic Companies, is “a Chinese company that provides services to automate and enhance the extraction of petroleum in the PRC” and that the Vigers Group is “a real estate company that provides services in valuation, corporate property services, investment advisory services, general practice surveying, building surveying, commercial, retail and industrial agency, and property and facilities management.”

As requested, the business experience of each officer and director is complete and without gaps for the last five years. In particular, Recon-CI has clarified Ms. Liao’s business experience in the last five years, noting that Ms. Liao has served as a Senior Engineer in the financing department of Petroleum Engineering for the Southwest Oil and Gas Branch of Sinopec since 2003. Recon-CI has further clarified that, after establishing The CAN Group in 1995, Mr. Wong has been continuously employed since that time.

45.	Please identify Mr. Laing’s employer. See Item 401(e) of Regulation S-K.

Mr. Laing is an attorney in private practice. He is a sole practitioner. Accordingly, Recon-CI has revised the registration statement to clarify that his employer is The Law Offices of Dennis O. Laing.

Executive Compensation, page 47

46.	You make reference at page 6 to your employment agreements with your executive officers. Please disclose the material terms of each named executive officer’s employment agreement as narrative to your summary compensation table. See Item 402(o)(1) of Regulation S-K.

Recon-CI acknowledges the comment and has revised the registration statement to disclose the material terms of the named executive officers’ employment agreement with Recon-CI. The new disclosure reads as follows:

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer, Chief Marketing Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the Board of Directors, without special leave of absence from the other members of the Board of Directors, and the Board of Directors passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a two-year term, currently expiring on August 21, 2009. Such employment agreement may be terminated if the employee gives thirty days’ written notice of her intention to resign, or if the Board of Directors determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

Anne Nguyen Parker, Esq.

November 12, 2008

Board of Directors and Board Committees, page 47

47.	Please provide the information required by Item 407(a) of Regulation S-K.

Recon-CI has revised the registration statement to clarify that Mr. Laing, Wong, Hu and Ms. Liao are independent directors, within the meaning of Item 407(a) of Regulation S-K. The table listing Recon-CI’s executive officers and directors has been revised to note independence, and the following paragraph has been added the section entitled “Board of Directors and Board Committees”:

The Board of Directors maintains a majority of independent directors. Mr. Laing, Mr. Wong, Mr. Hu, and Ms. Liao are our independent directors.

Board of Directors Observers, page 48

48.	Please explain how your placement agent’s observers may “significantly influence” the outcome of matters submitted to the Board of Directors for approval, notwithstanding that they will not be able to vote. Include a similar explanation in the risk factor on page 13.

Recon-CI has revised the referenced sections to clarify that the observers will be in position to influence Board decisions due to their presence at Board meetings and to provide guidance on issues before the Board. The revised sentence reads as follow:

Although our placement agent’s observers will not be able to vote, they may nevertheless significantly influence the outcome of matters submitted to the Board of Directors for approval by virtue of their presence at Board meetings and availability to provide advice regarding matters before the Board of Directors.

Principal Shareholders, page 50

49.	You state in the narrative to your beneficial ownership table that the table sets forth information with respect to beneficial ownership of your shares by each person known by you to beneficially own five percent or more of your ordinary shares, and all of your executive officers and directors individually or as a group. Please revise to include disclosure with respect to your executive officers and directors as a group, and confirm for us whether the three persons currently identified in the table are the only officers and directors that beneficially own your ordinary shares.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and has revised the beneficial ownership table to include disclosure of the percentages owned by each shareholder. The four listed shareholders are the only shareholders of Recon-CI as of November 12, 2008.

Related Party Transactions, page 51

50.	Please name in each instance the companies under common ownership disclosed in this section.

Recon-CI acknowledges the comment and has revised the registration statement to name the parties under common ownership.

Description of Share Capital, page 52

51.	Please eliminate any suggestion that the summary description of your capital stock is not complete and that the summary “is qualified in its entirety” by reference to your Memorandum and Articles of Association. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. Please revise accordingly.

Recon-CI acknowledges the comment and has revised the section accordingly to remove the statement that the summary description is qualified by reference to the Memorandum and Articles of Association.

Shares Eligible for Future Sale, page 57

52.	Please provide the information required by Item 201(b) of Regulation S-K with respect to the approximate number of holders of your common stock as of the latest practicable date.

Recon-CI acknowledges the comment and has revised the section accordingly to add the following sentence:

As of November 12, 2008, all of our ordinary shares were held by four (4) shareholders.

Legal Matters, page 66

53.	Please advise us regarding the “certain matters related to the offering relating to U.S. law” that will be passed on by Kaufman & Canoles, P.C.

Recon-CI has revised the referenced statement to read as follows: “Certain matters related to the offer and sale of the ordinary shares will be passed on for the placement agent by the Kaufman & Canoles, P.C., Richmond, Virginia.” Kaufman & Canoles, P.C. is advising the placement agent regarding U.S. securities laws, as they apply to this offering.

Anne Nguyen Parker, Esq.

November 12, 2008

Where You Can Find More Information, page 66

54.	Because you do not yet file periodic reports, please remove your statements that you file such reports.

Recon-CI acknowledges the comment and has removed such statements regarding periodic reports.

Indemnification of Directors and Officers, page II-1

55.	Because your company is organized in the Cayman Islands, which is part of the British West Indies (which are comprised of the Cayman Islands and the British Virgin Islands), it is not clear why you make reference to the law of the British Virgin Islands, Please advise or revise.

Recon-CI acknowledges the comment and has revised Item 14 to clarify that Cayman Islands law applies.

Undertakings, page II-3

56.	Please provide the undertaking required by Item 512(a)(1)(iii) of Regulation S-K.

Recon-CI previously provided the referenced undertaking but has revised it to clarify that Recon-CI will only provide material information regarding the plan of distribution or material changes thereto. Subparts A and B have not been incorporated, as they do not apply to this offering on Form S-1. The new undertaking (a)(iii) reads as follows:

(iii) include any material additional or changed information with respect to the plan of distribution.

Financial Statements

Note 1 - Organization and Basis of Presentation, page F-9

57.	We note that you have identified the “Domestic Companies” as variable interest entities and Recon-CI as the primary beneficiary. Accordingly, you have included the Domestic Companies in your consolidated financial statements. Please submit the analysis that you performed in reaching these conclusions, and address the following points. Please be sure to identify the specific provisions within the agreements that support your conclusions.

(a)	Tell us of any regulations imposed or entitlements held by governing authorities that may inhibit your ability to exercise effective control of the Domestic Companies, not withstanding your contractual agreements.

Anne Nguyen Parker, Esq.

November 12, 2008

(b)	Indicate whether the Domestic Companies fall under one or more of the conditions outlined in paragraph 4(h) of FIN46(R).

(c)	Provide specific details about your obligation to absorb the majority of losses and your right to receive the majority of the expected residual benefits of the Domestic Companies, with reference to the specific sections of the agreements governing these obligations and rights.

(d)	Please describe the amount and form of any consideration negotiated in conjunction with the contractual arrangements between Recon-JN and the Domestic Companies.

(e)	It appears you have accounted for this transaction under the premise of entities under common control as described in paragraph 19 of FIN46(R). Please submit further details about the ownership of the Domestic Companies prior to entering into the contractual arrangements which established Recon CI as the primary beneficiary. It should be clear how your conclusions are consistent with the guidance of EITF 02-5, for identifying entities that are under common control.

(f)	Tell us whether the Domestic Companies are self supporting businesses. Please explain the basis for your view with reference to the guidance in paragraphs 5(a), 9 and 10 of FIN46(R), and indicate the extent and conditions under which its shareholders intend to invest additional capital in the Domestic Companies.

(g)	Please tell us whether you can sell your rights in the agreements with the Domestic Companies to others, including unrelated parties, without prior approval from the Domestic Companies or other parties; and if not, explain the process of identifying Recon-CI as the primary beneficiary, relative to the guidance in paragraphs 14, 16(d) and 17 of FIN46(R).

(h)

We note that Recon-JN has an exclusive purchase agreement with the shareholders of the Domestic Companies to acquire a portion or all of the equity interests in the Domestic Companies. Please tell us how the

Anne Nguyen Parker, Esq.

November 12, 2008

acquisition price would be determined and how it would compare to both the fair value and book value of the shares at the date of the agreement. Please also tell us whether Recon-JN actually intends to purchase the Domestic Companies, if permitted by Chinese law.

(i)	With regard to your statement that Recon-JN conducts its business through entities “… that are consolidated either through common control or as variable interest entities…,” identify the periods for which your financial statements should be labeled as combined, rather than or in addition to consolidated, using the terminology in paragraph 22 of ARB 51.

Recon-CI acknowledges the comment and responds to the subparts of the comment as follows:

(a)	Recon-CI is not aware of any regulations imposed or entitlements held by governing authorities that may inhibit its ability to exercise effective control of the Domestic Companies because Recon-CI’s principal shareholders are Chinese citizens and have a majority ownership of Recon-CI’s Hong Kong and PRC subsidiaries.

(b)	The Domestic Companies fall under three of the exceptions noted in paragraph 4(h) of FIN46(R). Paragraph (1) states that “[t]he reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity”. Recon-JN and its management, who are also the Principal Shareholders, participated significantly in the redesign of the Domestic Companies. Paragraph (2) states “The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties”. The Domestic Companies’ activities are significantly conducted on behalf of Recon-JN. Section 2.1 of the Exclusive Technical Consulting Service Agreement states “As consideration for the services provided by Party A under this Agreement, Party B shall pay a consulting fee to Party A equal to 90% of Party B’s annual net profit (the ‘Consulting Fee’).” Paragraph (3) states “The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity”. The management of Recon-JN provided more than half of the total equity to the Domestic Companies.

(c)	Please see Section 2.1 of the Exclusive Technical Consulting Service Agreement, which states that “[a]s consideration for the services provided by Party A under this Agreement, Party B shall pay a consulting fee to Party A equal to 90% of Party B’s annual net profit (the ‘Consulting Fee’).” Recon-CI does not have an obligation to absorb the majority of the losses but has the right to receive the majority of the expected residual benefit of the Domestic Companies based on Section 2.1 noted above.

Anne Nguyen Parker, Esq.

November 12, 2008

(d)	As noted above, the Domestic Companies will pay 90% of their net profit in cash for the services provided by Recon-JN. Please see the Exclusive Technical Consulting Service Agreement at Section 2.1 for the consulting fees.

(e)	The following information shows the details of the ownership of the Domestic Companies as of June 30, 2007, prior to entering into the contractual arrangements which establish Recon-CI as the primary beneficiary.

1.	Recon-CI
a.	Ownership: Principal Shareholders – 100%
b.	Recon-CI owns 100% of Recon-HK

2.	Recon-HK
a.	Ownership: Recon-CI – 100%
b.	Recon-HK owns 100% of Recon-JN

3.	Recon-JN
a.	Ownership: Recon-HK – 100%

4.	NRT –
a.	Ownership: Principal Shareholders – 80%
b.	NRT owns 51% of Xiamen Recon Technology Ltd.

5.	BHD
a.	Ownership: Principal Shareholders – 73.53%
b.	Subsidiaries
i.	BHD owns 90% of Beijing Weigu Windows Co. Technology
ii.	BHD owns 73.33% of Inner Mongolia Adaer Energy Technology

6.	ENI
a.	Ownership: Principal Shareholders – 80%

7.	Yabei Nuoda
a.	Ownership: Principal Shareholders – 69%

8.	Adar Petroleum
a.	Ownership: Principal Shareholders – 68%

Anne Nguyen Parker, Esq.

November 12, 2008

9.	Hengda Haitian
a.	Ownership:
i.	Principal Shareholders – 40%
ii.	Huang Xiaoyang (Yin Shenping’s wife) – 17%

(f)	FIN 46(R) 5 states that “[a]n entity shall be subject to consolidation according to the provisions of this interpretation if, by design, the conditions in a, b, or c exist.” The condition in 5(b) exists. It states that “[a]s a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest.” Characteristic (3) states that “[t]he right to receive the expected residual returns of the entity.” As a group the equity interest holders of the Domestic Companies lack the right to receive the expected residual returns because 90% of the net profit of the Domestic companies will be paid to Recon-JN under the Exclusive Technical Consulting Service Agreement at 2.1 for the consulting fees. Therefore, the Domestic Companies shall be subject to consolidation as VIEs. This was the initial determination, and no circumstances on which this conclusion was based have changed.

(g)	Section 11.1 of the Exclusive Technical Consulting Service Agreement provides that the Domestic Companies cannot assign any rights or obligations to the agreements without the prior consent of Recon-JN. By contrast, the agreements do not require Recon-JN to obtain similar approval from the Domestic Companies prior to Recon-JN’s decision to assign any of its rights or obligations.

(h)	Under paragraph 1.3 of the Purchase Agreement the amount the Company would have to pay would be negotiated between the two parties according to the evaluation of the Equity interest by the relevant qualified institute, and it shall be the lowest price allowable by the PRC laws and regulations. Recon-JN has not yet taken any corporate action to purchase the Domestic Companies but has taken the steps necessary to reserve the right to purchase the Domestic Companies in the future if the law permits and it so chooses.

(i)	All entities in the financial statements are consolidated due to Recon-CI being the primary beneficiary of their variable interests. Recon-CI has expanded the disclosures in the financial statements to indicate the variable interests and deleted the references to common control.

Anne Nguyen Parker, Esq.

November 12, 2008

58.	Please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Recon-JN and the Domestic Companies.

Recon-CI confirms that all relevant control agreements governing the relationships between Recon-JN and the Domestic Companies have been filed.

59.	We note your disclosure indicating that your consolidated assets do not include any collateral for the obligations of the VIEs. Please describe the collateral which secures such obligations and identify the parties having ownership of the collateral. Tell us how this arrangement was considered in your FIN46(R) evaluation of the VIEs.

Recon-CI acknowledges the comment and has deleted the reference that the consolidated assets do not include any collateral for the obligations of the VIEs. No collateral is considered necessary because the Power of Attorney agreements give all necessary authority to Recon-CI, through Recon-JN, to cause the VIEs to perform such obligations.

Note 2 - Significant Accounting Policies, page F-11

60.	We note that you present your financial statements in Chinese Yuan and include a convenience translation into US Dollars (USD) for both the most recent annual and interim periods. However, we note that the annual and interim balances are being translated using different exchange rates for each of the respective periods. Under Rule 3-20(b) of Regulation S-X, a single exchange rate should be used to translate the most recent fiscal year and any subsequent interim period presented, which should be the exchange rate as of the most recent balance sheet date, unless the rate as of the most recent practicable date is materially different.

Recon-CI acknowledges the comment. The current financial statements reflect a convenience translation into US Dollars (USD) for June 30, 2008. Recon-CI will follow Rule 3-20(b) of Regulation S-X in future filings where there may be interim financial statement presentations in addition to the annual financial statement presentations resulting in two convenience translations for both the most recent annual financial statements and the most recent interim period, by using the exchange rate as of the most recent balance sheet date presented for both translations.

Note 2 - Significant Accounting Policies, page F-11

61.	Your policy note related to inventory does not disclose the method used to determine the cost of inventory (e.g. LIFO, FIFO, weighted average cost). Please disclose the method used to determine the cost of inventory to comply with the disclosure provisions of ARB 43, Ch. 3A, paragraph 9.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment. Note 3, Significant Accounting Policies has been expanded to include the method used to determine the cost of inventory, which is the first-in-first-out basis, to be in compliance with ARB 43, Ch. 3A, paragraph 9.

Note 2 - Significant Accounting Policies, page F-12

62.	We note your disclosure under this heading and on page 32, indicating you have not determined the impact of adoption of Financial Interpretation No. 48 (FIN48). Based on the effective date and transition provisions of FIN48, it appears this guidance was effective for you beginning on July 1, 2007.

Recon-CI acknowledges the comment and has revised the disclosure in Note 3, Significant Accounting Policies and in Management’s Discussion and Analysis of Financial Condition and Results of Operations to indicate that the adoption of FIN 48 had no impact on Recon-CI’s consolidated financial statements.

Note 6 - Shareholder’s Equity (Deficit), page F- 14

63.	We note your disclosure explaining that upon incorporation of Recon-CI on August 21, 2007, 50,000 ordinary shares were issued to the Principal Shareholders, and that the 50,000 shares were allocated to previous capital contributions by the Principal Shareholders. Please clarify your disclosure to describe the basis of allocation and any assumptions built into the determination of your allocation of share amounts.

Recon-CI acknowledges the comment and has clarified the disclosures in the financial statements to indicate that the financial statements have been restated on a retro-active basis to reflect the issuance of the 50,000 shares as though they had been issued on the date of each capital transaction through June 30, 2008 on a proportionate basis in Note 7 Shareholder’s Equity (Deficit).

64.	We see that in the Statement of Shareholder’s Equity for the nine month period ended March 31, 2008, you have reported a capital contribution made by the principal shareholders of $8.3M. Please explain why no additional equity instruments were issued in exchange for this contribution or associated with this transaction in allocating the 50,000 shares issued on August 21, 2007. Additionally, please provide further disclosure regarding the significant terms related to this capital infusion and the circumstances that led to this infusion of cash by the Principal Shareholders.

Anne Nguyen Parker, Esq.

November 12, 2008

Recon-CI acknowledges the comment and references its response to comment 63 above. The additional capital contributions that have occurred through June 30, 2008 are recognized in the same manner as prior contributions and are allocated proportionately along with the prior contributions to reflect the 50,000 shares issued. There were no additional terms related to the capital contributions made after the organization of the Company.

Note 8 - Notes Payable, page F-16

65.	We noted that each of the annual tables presented in Note 8 reflect dates of December 31. Please amend your tables to reflect appropriate year-end dates consistent with the balance sheets presented, using June 30.

Recon-CI acknowledges the comment and has revised the financial statements accordingly.

Note 13 - Subsequent events, page F-17 and page 37

66.	We noted that your subsequent events footnote indicates that one of the Domestic Companies, Beijing BHD Petroleum Technology Co., has disposed of a 70% owned subsidiary in June 2008. Tell us the significance of this subsidiary and the reasons you have not identified the operations in your disclosures and presentation as discontinued operations under the provisions of SFAS 144.

Recon-CI acknowledges the comment. The financial statements for June 30, 2008 present all entities that have been discontinued in the financial statements as discontinued operations with required disclosure in the notes to the financial statements in accordance with the provisions of SFAS 144.

Exhibits and Financial Statement Schedules

67.	We have observed that some companies with operations in China have restrictions on the distributions of funds outside the country, and see that you have disclosure indicating you may be subject to similar restrictions. Please evaluate the extent to which your assets in China are restricted, as it relates to the possible need to present separate financial information of the parent-only entity, following the guidance in paragraph 24 of ARB 51, and FRC §213.02. Please advise us of your conclusions and rationale for inclusion or exclusion of parent only financial information.

Recon-CI acknowledges the comment and has expanded the disclosure in the financial statements to include in a note to the financial statements the parent-only financial information as required by ARB 51 due to the restrictions on the ability of Recon-CI’s Chinese subsidiaries to transfer funds to us through intercompany loans, advances or cash dividends.

Anne Nguyen Parker, Esq.

November 12, 2008

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Yin Shenping
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.
Zachary B. Ring, Esq.

Enclosures:

Three (3) redlined copies of First Amendment against the Registration Statement on Form S-1